SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 0)*

Matson, Inc.

 (Name of Issuer)

Common Stock with No Par Value

57686G105

(CUSIP Number)

July 31, 2012

    (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

____________________

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 57686G105	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS The London Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,831,966
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 2,831,966
	8	SHARED DISPOSITIVE POWER 199,196
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,031,162
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.18%1
12	TYPE OF REPORTING PERSON IA

1 On June 6, 2012, Alexander & Baldwin, Inc. (“A&B Predecessor”), merged (the “Merger”) with and into A&B Merger Corporation, a wholly owned subsidiary of Alexander & Baldwin Holdings, Inc. (“Holdings”), with A&B Predecessor surviving the Merger. At the effective time of the Merger, each outstanding share of common stock, without par value, of A&B Predecessor (the “A&B Predecessor Common Stock”) automatically converted into one share of common stock, without par value, of Holdings (the “Common Stock”). On June 29, 2012, the separation (the “Separation”) of Holdings into A&B II, Inc., a direct, wholly-owned Subsidiary of Holdings that was renamed “Alexander & Baldwin, Inc.” in connection with the Separation (“New A&B”), and the Issuer (as defined below) was completed. As a result of the Separation, shareholders of Holdings (subsequently renamed “Matson, Inc.”) (the “Issuer”) received one share of common stock of New A&B for each share of Common Stock held immediately prior to the Separation. This calculation is based on 42,197,494 shares of A&B Predecessor Common Stock outstanding as of March 31, 2012, as reported in A&B Predecessor’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (the “Form 10-Q”).

CUSIP NO. 57686G105	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer:

Matson, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1411 Sand Island Parkway
Honolulu, Hawaii  96803

Item 2.	(a)	Name of Person Filing:

The London Company

(b)	Address of Principal Business Office or, if None, Residence:

1801 Bayberry Court, Suite 301
Richmond, Virginia 23226

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

Common Stock with No Par Value

(e)	CUSIP Number:

57686G105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ x]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 57686G105	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:		3,031,162
(b)	Percent of class:		7.18%2
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	2,831,966
	(ii)	Shared power to vote or to direct the vote:	None
	(iii)	Sole power to dispose or to direct the disposition of:	2,831,966
	(iv)	Shared power to dispose or to direct the disposition of:	199,196

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

All of the shares of Common Stock set forth in Item 4 are owned by various investment advisory clients of The London Company, which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients and/or its ability to vote such shares. In all cases, persons other than The London Company have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares. No individual client holds more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

2 This calculation is based on 42,197,494 shares of A&B Predecessor Common Stock, outstanding as of March 31, 2012, as reported in the Form 10-Q.

CUSIP NO. 57686G105	13G	Page 5 of 5 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The London Company

By:	/s/ Andrew J. Wetzel

Name:	Andrew J. Wetzel
Title:	Chief Compliance Officer

Date:	August 9, 2012